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17008725

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MAR ANNUAL AUDITED REPORT
FORM X-17A-5
Washington DC
406
PART III

| SEC FILE NUMBER |
|---|
| 8-67059 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTP Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Hopemeadow Street, Suite 5
(No. and Street)

| Simbury | CT | 06070 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Attilio A. Albani 860-264-1595
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Wolf & Co., PC
(Name - if individual, state last, first, middle name)

| 1500 Main Street | Springfield | MA | 01115 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Attilio A. Albani, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PTP Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

CEO

Title

Subscribed and sworn to before me this 22nd day of February 2017

Karen L. Lancaster

Notary Public

Karen L. Lancaster

KAREN L. LANCASTER
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2019

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [x] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PTP SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2016

PTP SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2016

# PTP SECURITIES, LLC
# FINANCIAL STATEMENTS
# DECEMBER 31, 2016

## CONTENTS


| | PAGE |
|---|---|
| Facing Page/Oath or Affirmation | 1 - 2 |
| Report of Independent Registered Public Accounting Firm | 3 |
| Statement of Financial Condition | 4 |
| Statement of Income | 5 |
| Statement of Changes in Member's Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8 - 11 |
| Supplementary Information: | |
| Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission | 12 |
| Report of Independent Registered Public Accounting Firm | 13 |
| Exemption Report | 14 |

WOLF
& COMPANY, P.C.

# Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

We have audited the accompanying statement of financial condition of PTP Securities, LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PTP Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 17, 2017

PTP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

## ASSETS

| | |
|---|---|
| Cash | $ 1,532,444 |
| Due from affiliate | 3,660 |
| Accounts receivable | 438,086 |
| Security deposit | 4,050 |
| Property and equipment, net | 25,806 |
| TOTAL ASSETS | $ 2,004,046 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 192,780 |
| Member's Equity | 1,811,266 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 2,004,046 |

PTP SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| **REVENUE:** | |
| Success Fees | $ 4,175,048 |
| Fee Income | 295,000 |
| Reimbursed Expenses | 70,236 |
| Interest Income | 589 |
| TOTAL REVENUE | 4,540,873 |
| **EXPENSES:** | |
| Employee Compensation and Benefits | 2,137,351 |
| Professional Fees | 335,725 |
| Occupancy | 97,659 |
| Regulatory Fees | 72,676 |
| Communication and Data Processing | 41,161 |
| Depreciation Expense | 12,195 |
| Travel | 197,456 |
| Office and Other Expenses | 119,477 |
| TOTAL EXPENSES | 3,013,700 |
| NET INCOME | $ 1,527,173 |

PTP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| Member's equity - December 31, 2015 | $ 2,641,094 |
| Withdrawals | (2,357,001) |
| Net income | 1,527,173 |
| Member's equity - December 31, 2016 | $ 1,811,266 |

PTP SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 1,527,173 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation expense | 12,195 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (189,100) |
| Increase in liabilities: | |
| Accounts payable and accrued expenses | 47,760 |
| Net cash provided by operating activities | 1,398,028 |
| Cash flows from financing activities: | |
| Member withdrawals | (2,357,001) |
| Net cash used by financing activities | (2,357,001) |
| Net decrease in cash | (958,973) |
| Cash at December 31, 2015 | 2,491,417 |
| Cash at December 31, 2016 | $ 1,532,444 |

## NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

PTP Securities, LLC (the "Company") is a Delaware Limited Liability Company headquartered in Simsbury, Connecticut. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in private placements to institutional investors in the United States and Canada.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Revenue recognition

The Company recognizes private placement fee revenue when an investor is accepted into a private placement. Retainer fees are recognized over the term of the engagement and amounts paid are applied against fee revenue when earned. The Company recognizes revenue from reimbursed expenses based on the private placement agreements when earned.

### Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

### Accounts Receivable

Accounts receivable consists of commissions due under normal trade terms. The Company provides an allowance for doubtful collections which is based on a review of outstanding collections, historical collection information, and existing economic conditions. At December 31, 2016, there was no reserve for uncollectable receivables.

### Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Furniture and equipment**

Furniture and other office equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets (three years). Normal repair and maintenance costs are expensed as incurred.

Depreciation expense for the year ended December 31, 2016 was $12,195.

**Subsequent events**

The Company has evaluated subsequent events through February 17, 2017, which is the date the financial statements were available to be issued.

**Concentration of credit risk**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2016, the company had $1,282,444 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

## NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $1,339,663 at December 31, 2016, which exceeds required net capital of $12,852 by $1,326,811. The ratio of aggregate indebtedness to net capital at December 31, 2016 was 0.14 to 1.0.

## NOTE 4. INCOME TAXES

A limited liability company is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return on a cash basis with Pinnacle Trust Partners, LLC, and its sole member. Therefore no provision or liability for federal or state income taxes are required in these financial statements.

## NOTE 4. INCOME TAXES (Continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2015, 2014, and 2013. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. The Company records interest and penalties as part of office and other expenses. No interest or penalties were recorded for the year ended December 31, 2016.

## NOTE 5. PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of property and equipment follows:

| | December 31, 2016 | Estimated Useful Life |
|---|---|---|
| Leasehold Improvements | $ 5,296 | 39 Years |
| Equipment | 23,811 | 3 Years |
| Furniture and Fixtures | 33,926 | 3 Years |
| | 63,033 | |
| Accumulated Depreciation | (37,227) | |
| | $ 25,806 | |

## NOTE 6. PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan that covers substantially all of its employees. Contributions are made at the discretion of the member of the company and are not to exceed 3% of the total compensation paid to eligible participants. In addition to this contribution there is a discretionary profit sharing contribution. Contributions made to the plan for the year ended December 31, 2016 totaled $128,794.

## NOTE 7. CONCENTRATIONS IN SALES TO CUSTOMERS

During the year ended December 31, 2016, two customers accounted for 77% of total revenues.

## NOTE 8. LEASES

On January 23, 2014, the Company extended its main office lease agreement through February 2017. The Company entered into an additional lease agreement for a second office, expiring December 31, 2017. The agreements provide for monthly lease payments ranging from $2,420 to $4,000, with annual increases, as described in the agreement. Future minimum lease payments due under these agreements are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2017 | $ 58,230 |

Rent expense under these agreement was $79,305 for the year ended December 31, 2016.

## NOTE 9. RELATED PARTY TRANSACTIONS

Due from affiliate of $3,660 represents non- interest bearing, unsecured advances from the Company's single member parent company, Pinnacle Trust Partners, LLC. ("PTP LLC") The advances have no stated term and consist of payments of certain life insurance policies owned by PTP LLC.

# SUPPLEMENTARY INFORMATION

PTP SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2016

| | |
|---|---|
| Net Capital | |
| Credits: | |
| Total member's equity | $ 1,811,266 |
| Debits: | |
| Non-allowable assets | 471,602 |
| Net capital | 1,339,664 |
| Minimum net capital requirement (The greater of 5,000 or 6 2/3% of aggregate indebtedness) | 12,852 |
| Excess Net Capital | $ 1,326,812 |
| Aggregate indebtedness | $ 192,780 |
| Ratio of aggregate indebtedness to net capital | 0.14 to 1 |

There were no material difference between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2016.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (i). The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

WOLF
& COMPANY, P.C.

# Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) PTP Securities, LLC (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 17, 2017

PTP SECURITIES, LLC
EXEMPTION REPORT
DECEMBER 31, 2016

**Assertions Regarding Exemption Provisions**

I, as the managing member of Pinnacle Trust Partners, LLC ("the Company), am responsible for compliance with the annual reporting requirements under rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to final annual reports with the Securities Exchange commission (SEC) and the broker or dealer's designated examining authority (DEA). One of those reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

*The Company claims exemption form the custody and reserve provisions of* Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

**Statement Regarding meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period from January 1, 2016 to December 31, 2016.

By:

Attilio A. Albani, Jr., managing member